Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Eastern Branch, Agricultural Bank of China (“the Creditor”) Dated April 18, 2011

Main contents

Contract number: 81010120110000295;

Loan principal: RMB 90 million;

Loan term: from April 18, 2011 to April 18, 2012;

Floating interest rate: Interest rate of loan shall be equal to the benchmark rate announced by the People’s Bank of China, and be adjusted every one month;

Interest accrued and settled per month, interest settlement day is the 20th day of each month;

Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;

Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;

Purpose of the loan is to provide working capital for loan payment of the Company;

Advanced repayment of loan needs to be approved by the Creditor;

Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted:

  Termination and explanation
  Undertaking of the Company
  Loan arrangement
  Interest clearing of the loan
  Payment of the loan
  Rights and obligation
  Interest penalty of loan
  Guarantee of the loan agreement
  Disputation settlement
  Validity
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